Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

FIRST MAJESTIC SILVER CORP. (the “Company”)
1805 – 925 West Georgia Street
Vancouver, BC V6C 3L2 CANADA
Telephone:	(604) 688-3033
Facsimile:	(604) 639-8873

Item 2.	Date of Material Change

July 8, 2010

Item 3.	News Release

The press release was disseminated through the services of Marketwire.

Item 4.	Summary of Material Change

The Company announced that production in the second quarter ending June 30, 2010 increased to a new company record of 1,651,411 equivalent ounces of silver representing a 2% increase over the previous quarter and a 72% increase over the second quarter of 2009.

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

See Schedule “A” attached hereto.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Keith Neumeyer, President & CEO
Telephone: (604) 688-3033 Facsimile: (604) 639-8873

Item 9.	Date of Report

July 8, 2010

SCHEDULE “A”

FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

TSX Exchange – FR	July 8, 2010
OTCQX – FRMSF
Frankfurt – FMV (WKN: A0LHKJ)

New Record for Silver Production; Produces 1,538,798 oz Silver

Highlights

  Silver production increases by 9% to a quarterly record of 1,538,798 ounces
  Silver ounces amount to 93% of total equivalent silver production of 1,651,411 ounces
  Total processed ore in the quarter increased by 20% to a record 404,349 tonnes

First Majestic Silver Corp. ("First Majestic" or the "Company") is pleased to announce that production in the second quarter ending June 30, 2010 increased to a new company record of 1,651,411 equivalent ounces of silver representing a 2% increase over the previous quarter and a 72% increase over the second quarter of 2009.

The total equivalent silver production for the quarter consisted of 1,538,798 ounces of silver, representing a 9% increase from the previous quarter, 1,494,532 pounds of lead representing a 41% decrease from the previous quarter, and 541 ounces of gold representing a decrease of 37% compared to the previous quarter. Total silver production from operations have increased by 86% when compared with the second quarter of 2009.

The total ore processed during the quarter at the Company's three operating silver mines, the La Encantada Silver Mine, the La Parrilla Silver Mine and the San Martin Silver Mine, amounted to a new record 404,349 tonnes milled in the quarter representing a 20% increase over the previous quarter.

Productions Details Table:

	Quarter Ended June 30, 2010	Quarter Ended March 31, 2010	% Change +/-
Total Silver ounces produced	1,538,798	1,409,825	9%
Total Equivalent silver ounces produced	1,651,411	1,619,403	2%
Total Ore processed/tonnes milled	404,349	337,110	20%
Total Pounds of lead produced	1,494,532	2,542,071	-41%
Total Gold ounces produced	541	857	-37%

Other Developments

The Company’s underground development in the second quarter consisted of 5,063 metres, compared to 5,100 metres completed in the previous quarter. There was 3,090 meters of diamond drilling completed in the quarter which consisted of definition drilling to assist in mining activity, resource upgrading and exploration at the Company’s three mines.

At the La Encantada Silver Mine:

  The new 3,500 tpd cyanidation mill achieved commercial production effective April 1, 2010. Starting this quarter, all revenues and associated operating costs will be treated as commercial production rather than being capitalized, as was the case in the first quarter.
  Average throughput in the new cyanidation plant averaged 2,908 tpd in the second quarter.
  With the cyanidation plant operating at close to capacity a decision was made to suspend production of lead concentrate through the flotation circuit and focus on silver Doré production only, thereby dramatically reducing smelting and refining costs.
  As throughput reaches capacity in the third quarter and other efficiencies are achieved, higher production levels are anticipated.

At the La Parrilla Silver Mine:

  The completion of a new three kilometre ramp at the Quebradillas mining area in the first quarter is now having a positive impact on current production levels.
  Due to a large high grade ore body that was discovered in 2006, this large sulphide area will allow for the eventual expansion of the La Parrilla mill which is now in the planning stages.
  This mill expansion will allow for the production of zinc concentrates in addition to the lead concentrate and Doré bars currently being produced.

At the San Martin Mine:

  The 2010 drilling exploration program from surface commenced in the second quarter. The La Esperanza vein which was discovered and sampled in mid 2009 and runs parallel to the main Zuloaga vein returned high anomalous values of silver on surface and is a high priority target for San Martin.

Mr. Keith Neumeyer, President and CEO had the following to say about the recent production results: “First Majestic continues to break new records and we are extremely pleased with the second quarter results. Our operational team continues to demonstrate that they are committed to increasing efficiencies to achieve our production goal of 6.35 million silver equivalent ounces in 2010.”

Ramon Davila, Ing., Chief Operating Officer for First Majestic, is the Qualified Person who reviewed this news release and oversaw the mining operations.

First Majestic is a producing silver company focused in Mexico and is aggressively pursuing its business plan to become a senior silver producer through the development of its existing assets and the pursuit through acquisition of additional assets that contribute to achieving its corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“SIGNED”

Keith Neumeyer, President & CEO

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Silver Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.